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16013933

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ANNUAL [illegible]
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 69617

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING September 15, 2015 (MM/DD/YY) AND ENDING December 31, 2105 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Impactive Advisors LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

810 Dominican Drive, 3rd Floor
(No. and Street)

Nashville	TN	37228
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Steven C Bender 646.290.7248
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Rives & Associates, LLP
(Name – *if individual, state last, first, middle name*)

212 West Center Street	Lexington	NC	27292
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- X Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, Erik Melang, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Impactive Advisors LLC, as of December 31, 2015, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

State of TENNESSEE
County of DAVIDSON
Subscribed and sworn to (or affirmed) before me on this 24 day of FEBRUARY, 2016 by ERIK MELANG proved to me on the basis of satisfactory evidences to be the person who appeared before me.

Christopher E. Hugan
Notary Public

Signature

CCO
Title

CHRISTOPHER E. HUGAN STATE OF TENNESSEE NOTARY PUBLIC DAVIDSON COUNTY, TENN.

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

IMPACTIVE ADVISORS LLC

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

FINANCIAL STATEMENTS SUPPLEMENTARY INFORMATION

As of December 31, 2015 and
For the Period September 15, 2015 through December 31, 2015

IMPACTIVE ADVISORS LLC
Table of Contents


R&A

Member:
American Institute of
Certified Public Accountants

Rives & Associates, LLP
Certified Public Accountants

Member:
North Carolina Association of
Certified Public Accountants

www.rivescpa.com

Report of Independent Registered Public Accounting Firm

To the Members of
Impactive Advisors LLC

We have audited the accompanying statement of financial condition of Impactive Advisors LLC as of December 31, 2015, and the related statements of income (loss), changes in member's equity, and cash flows for the period September 15, 2015 through December 31, 1015. These financial statements are the responsibility of Impactive Advisors LLC's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Impactive Advisors LLC as of December 31, 2015, and the results of its operations and its cash flows for the period September 15, 2015 through December 31, 2015 in accordance with accounting principles generally accepted in the United States of America.

The computation of net capital under Rule 15c3-1 of the Securities and Exchange Commission has been subjected to audit procedures performed in conjunction with the audit of Impactive Advisors LLC's financial statements. The supplemental information is the responsibility of Impactive Advisors LLC's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the computation of net capital under Rule 15c3-1 of the Securities and Exchange Commission is fairly stated, in all material respects, in relation to the financial statements as a whole.

Rives & Associates LLP

Lexington, North Carolina
February 24, 2016

4515 Falls of Neuse Road
Suite 450
Raleigh, NC 27609
Phone 919-832-6848
Fax 919-832-7288

212 West Center Street
P.O. Box 1991
Lexington, NC 27292
Phone 336-248-8281
Fax 336-248-2335

1023 West Morehead Street
Suite 100
Charlotte, NC 28208-5324
Phone 704-372-0960
Fax 704-72-1458

FINANCIAL STATEMENTS

IMPACTIVE ADVISORS LLC
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2015

ASSETS		
Current assets:		
Cash and cash equivalents	$	21,175
Prepaid expenses and other assets		3,090
Total current assets		24,265
TOTAL ASSETS	$	24,265
LIABILITIES AND MEMBER'S EQUITY		
Current liabilities:		
Accounts payable and accrued expenses	$	10,000
Total current liabilities		10,000
Member's equity:		
Member's equity		79,000
Retained Earnings (Deficit)		(64,735)
Total member's equity		14,265
TOTAL LIABILITIES AND MEMBER'S EQUITY	$	24,265

The accompanying notes are an integral part of these financial statements.

IMPACTIVE ADVISORS LLC
STATEMENT OF INCOME (LOSS)
FOR THE PERIOD SEPTEMBER 15, 2015 THROUGH DECEMBER 31, 2015

Revenue:	
Advisory fees	$ -
Total Revenue	-
Operating Expenses:	
Legal fees	14,500
Professional fees	12,000
Rent	2,400
Regulatory	1,108
Other operating expenses	397
Total Operating Expenses	30,405
Net Loss	$ (30,405)

The accompanying notes are an integral part of these financial statements.

IMPACTIVE ADVISORS LLC
STATEMENT OF CHANGES IN MEMBER'S EQUITY
FOR THE PERIOD SEPTEMBER 15, 2015 THROUGH DECEMBER 31, 2015

	Capital Contributions	Retained Earnings (Deficit)	Total Member's Equity
Balance at September 14, 2015	$ 65,000	$ (34,330)	$ 30,670
Net Loss	-	(30,405)	(30,405)
Capital Contributions	14,000	-	14,000
Balance at December 31, 2015	$ 79,000	$ (64,735)	$ 14,265

The accompanying notes are an integral part of these financial statements.

IMPACTIVE ADVISORS LLC
STATEMENT OF CASH FLOWS
FOR THE PERIOD SEPTEMBER 15, 2015 THROUGH DECEMBER 31, 2015

Cash flows from operating activities:	
Net Loss	$ (30,405)
Adjustments to reconcile net loss to net cash used for operating activities:	
(Increase) decrease in operating assets:	
Prepaid expenses and other assets	2,432
Increase (decrease) in operating liabilities:	
Accounts payable and accrued expenses	9,501
Total adjustments	11,933
Net cash used for operating activities	(18,472)
Cash flows from financing activities:	
Member contributions	14,000
Net cash provided for financing activities	14,000
Decrease in cash	(4,472)
Cash, September 14, 2015	25,647
Cash, End of Year	$ 21,175
Supplemental disclosures of cash flow information:	
Cash paid during the year for:	
Interest expense	$ -

The accompanying notes are an integral part of these financial statements.

NOTES TO FINANCIAL STATEMENTS

NOTE 1: GENERAL AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

General

Nature of Business
Impactive Advisors LLC (the "Company") was organized in the State of Tennessee on March 6, 2015. The Company is a registered broker-dealer in securities under the Securities and Exchange Act of 1934, a member of the Financial Industry Regulatory Authority ("FINRA"), and the Securities Investor Protection Corporation ("SIPC").

The Company is owned by its Principals, Eric Melang (50%) and John Vitale Jr (50%).

The Company is engaged in business as a securities broker-dealer in the private placement of securities.

Under its membership agreement with FINRA and pursuant to Rule 15c3-3(k)(2)(i), the Company does not execute or clear securities transactions for customers. Accordingly, the Company is exempt from the requirement of Rule 15c3-3 under the Securities Exchange Act of 1934 pertaining to the possession or control of customer assets and reserve requirements.

Summary of Significant Accounting Policies

Basis of Accounting
The books of the Company are maintained on the accrual basis of accounting, whereby revenues are recognized when they are earned and expenses are recognized when they are incurred.

Revenue Recognition of Advisory Fees
The Company recognizes its advisory fees when earned, usually after completion of the assignment or upon invoicing of non-refundable retainers or fee payments, in accordance with written terms of its engagement agreements.

Use of Estimates
The presentation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents
For the purposes of these statements, all highly liquid investments, which are to mature in three months or less at the time of purchase, are considered to be cash equivalents.

NOTE 2: INCOME TAXES

The Company, with the consent of its Members, has elected to be a Delaware Limited Liability Company. For tax purposes the Company is treated like a partnership, therefore in lieu of business income taxes, the Members are taxed on the Company's taxable income. Accordingly, no provision or liability for Federal Income Taxes is included in these financial statements.

NOTE 2: INCOME TAXES (continued)

The Company is required to file income tax returns in both federal and state tax jurisdictions. The Company's tax returns are subject to examination by taxing authorities in the jurisdictions in which it operates in accordance with normal statutes of limitations in the applicable jurisdiction. For federal purposes, the statute of limitations is three years. Accordingly, the Company is not subject to examination of federal returns filed more than three years prior to the date of these financial statements. The statute of limitations for state purposes is generally three years, but may exceed this limitation depending upon the jurisdiction involved. Returns that were filed within the applicable statue remain subject to examination. As of December 31, 2015, the IRS has not proposed any adjustment to the Company's tax position.

NOTE 3: CONCENTRATION OF CREDIT RISK

The Company's policy is to maintain its cash balances in reputable financial institutions insured by the Federal Deposit Insurance Corporation ("FDIC"), which as of December 31, 2015 provided $250,000 of insurance coverage on deposit accounts. At December 31, 2015, the Company had no uninsured cash balances.

NOTE 4: GUARANATEES

FASB ASC 460, Guarantees, requires the Company to disclose information about its obligations under certain guarantee arrangements. FASB ASC 460 defines guarantees as contracts and indemnification agreements that contingently require a guarantor to make payments to the guaranteed party based on changes in an underlying factor (such as an interest rate or foreign exchange rate, security or commodity price, and index or the occurrence or nonoccurrence of a specified event) related to an asset, liability or equity security of a guaranteed party. This guidance also defines guarantees as contracts that contingently require the guarantor to make payments to the guaranteed party based on another entity's failure to perform under an agreement as well as indirect guarantees or indebtedness of others.

The Company has issued no guarantees at December 31, 2015 or during the period then ended.

NOTE 5: NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3- 1 also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. Net capital and aggregate indebtedness change day to day, but on December 31, 2015, the Company had net capital of $11,175 which was $6,175 in excess of its required net capital of $5,000; and the Company's ratio of aggregate indebtedness ($10,000) to net capital was .89 to 1, which is less than the 8 to 1 maximum allowed.

NOTE 6: SUBSEQUENT EVENTS

The Company has evaluated events subsequent to the balance sheet date for items requiring recording or disclosure in the financial statements. The evaluation was performed through the date the financial statements were available to be issued. Based upon this review, the Company has determined that there were no events which took place that would have a material impact on its financial statements.

SUPPLEMENTAL INFORMATION

PURSUANT TO RULE 17A-5(G)(1) OF THE SECURITIES EXCHANGE ACT OF 1934

For the Period September 15, 2015 Through December 31, 2015

IMPACTIVE ADVISORS LLC
SCHEDULE OF COMPUTATION OF NET CAPITAL FOR BROKERS AND DEALERS UNDER SEC RULE 15c3-1
FOR THE TIME PERIOD SEPTEMBER 15, 2015 THROUGH DECEMBER 31, 2015

Total member's equity		$ 14,265
Non-allowable assets, deductions and charges:		
Prepaid expenses	3,090	
Total non-allowable assets, deductions and charges		3,090
Net capital		$ 11,175
Computation of basic net capital requirements		
Minimum net capital required (6 2/3% of aggregate indebtedness of $10,054)		$ 667
Minimum dollar net capital requirement		5,000
Minimum capital required		5,000
Excess net capital		$ 6,175
Excess net capital at 1000% (net capital less 10% of total aggregate indebtedness)		$ 10,175
Computation of aggregate indebtedness		
Total aggregate indebtedness in the statement of financial condition		$ 10,000
Percentage of aggregate indebtedness to net capital		89%
Ratio of aggregate indebtedness to net capital		0.89 to 1

A reconciliation is not necessary pursuant to rule 17a-5(d)(4) since there were no material differenc between the computations of aggregate indebtedness and net capital as computed above and the computation by the Company included in Form X-17A-5 as of December 31, 2015, filed on January 27, 2016.

See accompanying notes to the financial statements.

IMPACTIVE ADVISORS LLC

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

EXEMPTION REPORT

For the Period Ended December 31, 2015



Member, American Institute of Certified Public Accountants

Rives & Associates, LLP
Certified Public Accountants

Member, North Carolina Association of Certified Public Accountants

www.rivescpa.com

Report of Independent Registered Public Accounting Firm

To the Members of
Impactive Advisors, LLC

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) Impactive Advisors, LLC identified the following provisions of 17 C.F.R. §15c3-3(k) under which Impactive Advisors, LLC claimed an exemption from 17 C.F.R. §240.15c3-3:(2)(i) (the "exemption provisions") and (2) Impactive Advisors, LLC stated that Impactive Advisors, LLC met the identified exemption provisions throughout the most recent fiscal year without exception. Impactive Advisors, LLC's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Impactive Advisors, LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Rives & Associates LLP

Lexington, North Carolina
February 24, 2016

4515 Falls of Neuse Road, Suite 450
Raleigh, NC 27609
Phone: 919-832-6848
Fax: 919-832-7288

212 West Center Street
P.O. Box 1991
Lexington, NC 27293
Phone: 336-248-8281
Fax: 336-248-2335

1023 W. Morehead Street, Suite 100
Charlotte, NC 28208
Phone: 704-372-0960
Fax: 704-372-1458

Assertions Regarding Exemption Provisions

We, as members of management of Impactive Advisors LLC ("the Company"), are responsible for compliance with the annual reporting requirements under Rule 17a-5 of the Securities Exchange Act of 1934. Those requirements compel a broker or dealer to file annual reports with the Securities Exchange Commission (SEC) and the broker or dealer's designated examining authority (DEA). One of the reports to be included in the annual filing is an exemption report prepared by an independent public accountant based upon a review of assertions provided by the broker or dealer. Pursuant to that requirement, the management of the Company hereby makes the following assertions:

The Company claims exemption from the custody and reserve provisions of Rule 15c3-3 by operating under the exemption provided by Rule 15c3-3, Paragraph (k)(2)(i).

The Company med the identified exemption provisions without exception throughout the period ending December 31, 2015.

Impactive Advisors LLC

By:

[signature]

(Steven C Bender, Financial Principal)

FEBRUARY 22, 2016

(Date)